SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

________________

SILICOM  LTD.
 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Attached hereto and incorporated by reference herein is Registrant's press release dated January 23rd, 2012 announcing Registrant's fourth quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)
By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  January 23rd, 2012

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

BREAK-OUT QUARTER ROUNDS OUT
BREAKTHROUGH YEAR FOR SILICOM:
REVENUES REACH $11M FOR Q4, $40M FOR 2011

- Company Has Doubled Sales & Tripled Net Income In 2 Years;
Momentum Expected to Continue into 2012 & Beyond -

KFAR SAVA, Israel, January 23, 2012 -- Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported record financial results for the fourth quarter and full year ended December 31, 2011.

Financial Results

Financial results for 2011: Silicom’s financial results for 2011 broke all previous records in terms of revenues, operating income, net income and earnings per share (EPS). Revenues for the year increased by 30% to $39.6 million from $30.4 million in 2010. As such, Silicom has virtually doubled its revenues in two years from $20.5 million in 2009.

On a GAAP basis, the Company’s net income for the period totalled $8.2 million, or $1.18 per diluted share ($1.20 per basic share), up 44% from $5.7 million, or $0.82 per diluted share ($0.84 per basic share) for 2010. As such, Silicom has nearly tripled its net income in two years from $2.8 million in 2009. On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the period totalled $8.7 million, or $1.24 per diluted share ($1.26 per basic share). This is up 46% compared with $5.9 million, or $0.86 per diluted share ($0.87 per basic share) for 2010.

As of December 31, 2011, the Company’s cash, cash equivalents, bank deposits and marketable securities totalled $49.2 million, or $7.10 per outstanding share, up $2.1 million compared with the end of the third quarter of 2011 and up $3.7 million compared with the end of 2010.

Financial results for Q4 2011: For the fourth quarter of 2011, Silicom’s financial results broke all previous records in terms of revenues, operating income, net income and earnings per share (EPS). Revenues for the quarter reached $11.1 million, a 12% increase compared with $9.9 million in the fourth quarter of 2010.

On a GAAP basis, reported net income for the quarter totalled $2.4 million, or $0.34 per diluted share ($0.35 per basic share), up 23% from the $2.0 million, or $0.28 per diluted share ($0.29 per basic share), recorded in the fourth quarter of 2010. On a non-GAAP basis, which excludes non-cash share-based compensation, as described and reconciled below, net income for the quarter totalled $2.5 million, or $0.36 per diluted and basic share. This is up 25% compared with $2.0 million, or $0.29 per diluted and basic share for the fourth quarter of 2010.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are very excited to deliver another record quarter to close out a knock-out 2011, completing a 30% increase in revenues and 46% increase in net profit as compared with our record 2010 results. In fact, the Company’s strong positive momentum that we have developed over the last two years has doubled our revenues while tripling our net income, an undisputable confirmation of our value proposition for customers and the leverage inherent in our business model.”

Mr. Orbach continued, “We have good reason to project that we will continue to grow stronger than our high-growth target markets in 2012 and beyond. The segments that we sell into – especially the server and network appliance sectors being driven by cloud computing and virtualization – continue to develop rapidly, and our components are viewed as reliable, differentiated performance enhancers. We have a loyal, stable base of OEM customers, many of whom are global leaders in their industries, and we continue to add new names to the list. In addition, we continue to see ahead-of-plan growth for our strategic SETAC product lines, positioning us to enter even more deeply into the network appliance space. As a result, we believe that we are favorably positioned to continue growing rapidly in 2012 and beyond, and have never been more excited and confident about our long-term prospects.”

##

Conference Call Details

Silicom’s Management will host an interactive conference today, January 23rd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800 917 5108
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patent-pending new SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW --

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	December 31, 2011	December 31, 2010

Assets

Current assets
Cash and cash equivalents	$11,483	$6,657
Short-term bank deposits	5,010	9,209
Marketable securities	9,027	8,044
Accounts receivables: Trade, net	8,613	6,762
Accounts receivables: Other	1,597	886
Inventories	11,173	8,140
Deferred tax assets	48	50
Total current assets	46,951	39,748

Marketable securities	23,667	21,560
Assets held for employees’ severance benefits	1,275	1,302
Deferred tax assets	135	219
Property, plant and equipment, net	837	650

Total assets	$72,865	$63,479

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$3,978	$3,753
Other accounts payable and accrued expenses	2,460	2,074
Total current liabilities	6,438	5,827

Liability for employees’ severance benefits	2,153	2,222

Total liabilities	8,591	8,049

Shareholders' equity
Ordinary shares and additional paid-in capital	35,265	34,664
Treasury shares	(38)	(38)
Retained earnings	29,047	20,804
Total Shareholders' equity	64,274	55,430
Total liabilities and shareholders' equity	$72,865	$63,479

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2011	2010	2011	2010
Sales	$11,080	$9,880	$39,633	$30,399
Cost of sales	6,369	5,859	22,430	17,490
Gross profit	4,711	4,021	17,203	12,909

Research and development expenses	1,071	945	4,165	3,280
Selling and marketing expenses	728	667	2,677	2,207
General and administrative expenses	443	469	1,890	1,523
Total operating expenses	2,242	2,081	8,732	7,010

Operating income	2,469	1,940	8,471	5,899

Financial income, net	87	123	439	617
Income before income taxes	2,556	2,063	8,910	6,516
Income taxes	156	109	667	801
Net income	$2,400	$1,954	$8,243	$5,715

Basic income per ordinary share (US$)	$0.35	$0.29	$1.20	$0.84

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,917	6,853	6,896	6,821

Diluted income per ordinary share (US$)	$0.34	$0.28	$1.18	$0.82

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,014	6,985	6,995	6,938

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended December 31,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$11,080		$11,080	$9,880
Cost of sales	6,369	5	6,364	5,853
Gross profit	4,711		4,716	4,027

Research and development expenses	1,071	22	1,049	931
Selling and marketing expenses	728	31	697	655
General and administrative expenses	443	44	399	452
Total operating expenses	2,242		2,145	2,038

Operating income	2,469		2,571	1,989

Financial income, net	87		87	123
Income before income taxes	2,556		2,658	2,112
Income taxes	156		156	109
Net income	$2,400		$2,502	$2,003

Basic income per ordinary share (US$)	$0.35		$0.36	$0.29

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,917		6,917	6,853

Diluted income per ordinary share (US$)	$0.34		$0.36	$0.29

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,014		7,014	6,985

Total Adjustments		102

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Twelve-month period
	ended December 31,
	2011			2010
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP
Sales	$39,633		$39,633	$30,399
Cost of sales	22,430	24	22,406	17,458
Gross profit	17,203		17,227	12,941

Research and development expenses	4,165	96	4,069	3,208
Selling and marketing expenses	2,677	134	2,543	2,143
General and administrative expenses	1,890	183	1,707	1,461
Total operating expenses	8,732		8,319	6,812

Operating income	8,471		8,908	6,129

Financial income, net	439		439	617
Income before income taxes	8,910		9,347	6,746
Income taxes	667		667	801
Net income	$8,243		$8,680	$5,945

Basic income per ordinary share (US$)	$1.20		$1.26	$0.87

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,896		6,896	6,821

Diluted income per ordinary share (US$)	$1.18		$1.24	$0.86

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,995		6,995	6,938

Total Adjustments		437

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))